EXHIBIT 20


                  COPY OF QUARTERLY REPORT TO STOCKHOLDERS

                            ROHM AND HAAS COMPANY
                              FIRST QUARTER 1997


                              ID: COVER GRAPHIC

FINANCIAL HIGHLIGHTS
(Millions of dollars, except earnings per share)
----------------------------------------------------------
                                       First Quarter
                                --------------------------
                                                   Percent
                                  1997     1996    Change
                                --------------------------
Net sales                        $ 986    $ 994      (1)
Net earnings                       104      100       4
Net earnings per common share    $1.62    $1.46      11
----------------------------------------------------------



         ================================
         ==   SALES BY BUSINESS GROUP  ==
         ================================

                Millions of dollars
---------------------------------------------------

                Polymers, Resins and Monomers  $497
[PIE CHART]     Performance Chemicals          $178
                Plastics                       $171
                Agricultural Chemicals         $140




         ================================
         == SALES BY CUSTOMER LOCATION ==
         ================================

                Millions of dollars
---------------------------------------------------

                                North America  $535
[PIE CHART]                     Europe         $259
                                Asia-Pacific   $133
                                Latin America  $ 59

                         =======================
                         == CHAIRMAN'S LETTER ==
                         =======================

Rohm and Haas did well during the first quarter of 1997.

Unit volume increased by 7 percent. Growth was especially strong in the acrylic businesses -- Polymers and Resins, Monomers, Plastics Additives and AtoHaas Americas -- which reported a collective 13 percent increase in volume over the same period in 1996. I can say with assurance that Rohm and Haas is back on its historic growth track of about 7 percent per year -- the highest internal growth rate in the S&P chemical index.

Net earnings were up 4 percent. Earnings-per-common-share were up 11 percent. Excellent internal cost control and the share buyback program enabled Rohm and Haas to overcome the effects of negative currency swings in Europe and Japan, and a less-favorable product mix.

I was extremely disappointed about the ravaging of our stock price in March. The observation on March 19th that currency swings might cause first quarter earnings to fall below the consensus First Call estimate of $1.70 cost shareholders $1.3 billion in market value over the next two days.

And although the stock price has recovered somewhat since that time, it is my duty to do everything I can to see that the Rohm and Haas stock price more accurately reflects the true strength of this company as soon as possible. Shareholders who have been with us over the past year are still considerably ahead. From May 1, 1996 to May 2, 1997, the value of Rohm and Haas stock increased 26 percent.

The Board of Directors elected four new officers earlier this month. Brad Bell and Bill Andrews became vice presidents on May 5th. Mr. Bell recently joined us from the Whirlpool Corporation, and will become chief financial officer when Fred Shaffer retires later in the year.
Mr. Andrews is the company's controller. Ed Liebert became assistant controller and Mac Sarreal was elected assistant treasurer at the same meeting.


/s/ J. LAWRENCE WILSON
    J. Lawrence Wilson
    May 12, 1997

                 ========================================
                 == MANAGEMENT DISCUSSION AND ANALYSIS ==
                 ========================================


FIRST QUARTER 1997 VERSUS
FIRST QUARTER 1996

Earnings of $104 million in the first quarter of 1997 were up 4% from last year's strong first quarter results of $100 million. Earnings per common share were $1.62 compared to earnings of $1.46 per common share in 1996. Though volume increased by 7%, sales of $986 million were down 1% from last year's sales of $994 million because of weaker currencies in Europe and Japan, 2% lower selling prices, lower-priced product mix and the formation of the RohMax joint venture. Earnings increased as a result of higher volume, 2% lower raw material costs, good internal cost control and earnings from affiliates versus losses in 1996.

Polymers, Resins and Monomers (PRM) earnings were $62 million, up
17% compared to the prior year. Excluding the Petroleum Chemicals business, now accounted for through the RohMax joint venture, sales were up 7%, reflecting 13% higher volume offset by lower selling prices and weaker currencies in both Europe and Japan. Polymers and Resins had strong volume increases in all regions. The earnings increase is primarily due to higher volume.

Performance Chemicals recorded earnings of $21 million, down from last year's earnings of $24 million. Sales decreased 3% and volume was down 5%. The volume decline was primarily in Biocides due to the discontinuation of the joint venture with Dead Sea Bromine. Earnings decreased due to higher manufacturing costs, lower volume and weaker currencies in Europe and Japan.

Plastics reported earnings of $16 million, up 14% from the 1996 period. Sales increased 1%, reflecting 11% higher volume offset by lower selling prices and weaker European currencies. Volume gains were in North America and Europe. The earnings increase primarily resulted from break-even results for AtoHaas Europe compared to losses in 1996.

Agricultural Chemicals earnings of $19 million were 5% lower than the prior year period. Though volume was up 1%, sales of $140 million were 5% lower than 1996. The sales and earnings decrease was attributable to weaker currencies in Europe and Japan and a lower-priced product mix. Volume increased due to higher shipments of Dithane in Latin America.

Corporate expenses totaled $14 million in 1997, compared to $11 million in last year's first quarter due to higher interest expense.

Net sales were $986 million, down 1% from 1996. The first quarter gross profit margin was 37%, unchanged from the prior year period. Selling prices were down 2% and currency fluctuations were unfavorable, but were partially offset by 2% lower raw material prices and higher volume.

Selling, administrative and research (SAR) expenses were flat for the quarter reflecting weaker currencies, the absence of SAR expenses now included in the RohMax joint venture and good internal cost controls. Interest expense increased $3 million as a result of lower capitalization of interest cost due to lower capital spending. Affiliate earnings were $3 million compared to last year's losses of $3 million. This improvement was due to break-even results from AtoHaas Europe compared to losses in 1996 and to earnings from the RohMax joint venture.

The effective tax rate for the first quarter of 1997 was 33%, down from 35% for the first quarter of 1996. This decrease was a result of tax credits on research and export sales, and the effect of affiliate earnings, which are recorded on an after-tax basis.

LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

At the end of the quarter, cash and cash equivalents totaled $49 million, up $38 million from the 1996 year-end balance. Receivables were up $79 million during the first three months, which reflects the normal seasonal pattern. The debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 39% at the end of March, compared with 38% at year-end 1996. The company continued its common stock repurchase program during the first quarter, repurchasing 353,000 shares at a cost of $29 million.

Fixed asset additions during the first three months of 1997 totaled
$58 million. Spending for the full year is estimated to be in the range of $350 million, and includes expenditures to expand emulsion facilities in Taiwan, Indonesia and Sweden, capacity expansion for acrylic acid at Houston, Texas and investment in electronic chemicals manufacturing in the Far East.

During the quarter, the company recorded expense before tax of $2 million for environmental remediation compared to $6 million for the first quarter of 1996. There were charges of $27 million resulting largely from an unfavorable arbitration decision related to the Woodland sites. These charges were offset by a $25 million increase in insurance recoveries receivable resulting from agreements reached during the quarter with certain insurance carriers. Also during the quarter, the company collected $23 million of previously recorded remediation-related settlements with insurance carriers. Other carriers have denied coverage in most cases and the company had initiated legal action in New Jersey and Pennsylvania. The jury in the Pennyslvania action found in favor of the insurance carriers on certain issues but the company has filed post-trial motions seeking relief.

On May 5, 1997, the board of directors declared a regular quarterly dividend of $.45 per common share and $.6875 per preferred share, payable June 1, 1997, to stockholders of record on May 16, 1997.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share." Effective for year-end 1997, the statement establishes guidance intended to simplify the computation and presentation of earnings per share. The company does not expect that the adoption of this standard will have a significant impact on its reported earnings per share.

               ============================================
               == ROHM AND HAAS COMPANY AND SUBSIDIARIES ==
               ============================================


SALES BY BUSINESS GROUP AND CUSTOMER LOCATION   (Millions of dollars)
------------------------------------------------------------------------------
FIRST QUARTER 1997 AND 1996
------------------------------------------------------------------------------

           Polymers,
          Resins and    Performance                Agricultural
           Monomers*     Chemicals*     Plastics    Chemicals       Total
         ------------- ------------- ------------- ------------- -------------
         1997    1996  1997    1996  1997    1996  1997    1996  1997   1996
-------  ------------- ------------- ------------- ------------- -------------
North
America  $330    $317  $ 74    $ 73  $ 94    $ 88  $ 37    $ 38  $535   $516
-------  ------------- ------------- ------------- ------------- -------------
Europe     91     102    49      52    63      64    56      60   259    278
-------  ------------- ------------- ------------- ------------- -------------
Asia-
Pacific    50      51    51      53     7      11    25      30   133    145
-------  ------------- ------------- ------------- ------------- -------------
Latin
America    26      24     4       5     7       6    22      20    59     55
-------  ------------- ------------- ------------- ------------- -------------
Total    $497    $494  $178    $183  $171    $169  $140    $148  $986   $994
-------  ------------- ------------- ------------- ------------- -------------

*1996 sales have been restated to reclassify the results of the Petroleum
 Chemicals business from Performance Chemicals to Polymers, Resins and Monomers. The Petroleum Chemicals business has been accounted for through the RohMax joint venture since July 1, 1996.



PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
-----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
-----------------------------------------------------------------------
Polymers, Resins and Monomers      8            North America      8
Performance Chemicals             (5)           Europe             6
Plastics                          11            Asia-Pacific       2
Agricultural Chemicals             1            Latin America     14
-----------------------------------------------------------------------
Worldwide                          7            Worldwide          7
-----------------------------------------------------------------------

NET EARNINGS BY BUSINESS GROUP AND CUSTOMER LOCATION
-----------------------------------------------------------
                                  Quarter Ended March 31,
                                ---------------------------
                                   1997           1996
                                ---------------------------
BUSINESS GROUP                    (Millions of dollars)
                                ---------------------------
Polymers, Resins and Monomers*     $ 62           $ 53
Performance Chemicals*               21             24
Plastics                             16             14
Agricultural Chemicals               19             20
Corporate                           (14)           (11)
-----------------------------------------------------------
    Total                          $104           $100
-----------------------------------------------------------
CUSTOMER LOCATION
North America                      $ 67           $ 53
Europe                               30             37
Asia-Pacific                         15             15
Latin America                         6              6
Corporate                           (14)           (11)
-----------------------------------------------------------
    Total                          $104           $100
-----------------------------------------------------------

Corporate includes non-operating items such as interest income and expense, corporate governance costs and corporate exploratory research.

*1996 earnings have been restated to reclassify the results of the Petroleum
 Chemicals business from Performance Chemicals to Polymers, Resins and Monomers. The Petroleum Chemicals business has been accounted for through the RohMax joint venture since July 1, 1996.


ANALYSIS OF CHANGE IN PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
------------------------------------------------------------
                                                  $/Share
GROSS PROFIT                                    (after-tax)
                                               -------------
Selling prices                                     $(.19)
Physical volume and product mix                      .13
Raw material costs                                   .04
Other manufacturing cost                             .13
Currency effect on gross profit                     (.13)
------------------------------------------------------------
    Decrease in gross profit                        (.02)
------------------------------------------------------------
OTHER CAUSES
Interest expense                                    (.03)
Share of affiliate earnings (losses)                 .09
Reduction in outstanding shares of common stock      .10
Other                                                .02
------------------------------------------------------------
    Increase from other causes                       .18
------------------------------------------------------------
Increase in per-share earnings                     $ .16
------------------------------------------------------------

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS  (Subject to Year-end Audit)
--------------------------------------------------------------------
                                            Quarter Ended March 31,
                                           -------------------------
                                               1997        1996
                                           -------------------------
CURRENT EARNINGS                             (Millions of dollars)
                                           -------------------------
Net sales                                     $   986     $   994
Cost of goods sold                                625         631
--------------------------------------------------------------------
Gross profit                                      361         363

Selling and administrative expense                154         153
Research and development expense                   45          46
Interest expense                                   10           7
Share of affiliate net earnings (losses)            3          (3)
Other expense, net                                 --          --
--------------------------------------------------------------------
Earnings before income taxes                      155         154
Income taxes                                       51          54
--------------------------------------------------------------------
NET EARNINGS                                  $   104     $   100
Less preferred stock dividends                      2           2
--------------------------------------------------------------------
NET EARNINGS APPLICABLE TO
   COMMON SHAREHOLDERS                        $   102     $    98
--------------------------------------------------------------------

PER COMMON SHARE:
Net earnings                                  $  1.62     $  1.46
Dividends                                     $   .45     $   .41

Average number of common shares
   outstanding (000's)                         62,976      67,099
--------------------------------------------------------------------

See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS   (Subject to Year-end Audit)
------------------------------------------------------------------------
                                               Quarter Ended March 31,
                                             ---------------------------
                                                 1997           1996
                                             ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES             (Millions of dollars)
                                             ---------------------------
Net earnings                                     $ 104          $ 100
Adjustments to reconcile net earnings
   to cash provided by operating activities:
      Depreciation                                  65             60
      Deferred income taxes                         (4)             3
      Accounts receivable                          (79)           (89)
      Inventories                                   11              1
      Accounts payable                             (36)           (51)
      Income taxes payable                          35             28
      Other working capital changes, net           (28)           (32)
      Other, net                                    40             22
------------------------------------------------------------------------
      Net cash provided by
         operating activities                      108             42
------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment         (58)           (73)
------------------------------------------------------------------------
      Net cash used by investing activities        (58)           (73)
------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt            --              1
Purchases of treasury stock                        (30)           (62)
Repayments of long-term debt                        (1)            (7)
Net change in short-term borrowings                 52            128
Payment of dividends                               (29)           (29)
Other, net                                          (4)            (3)
------------------------------------------------------------------------
      Net cash provided (used) by
         financing activities                      (12)            28
------------------------------------------------------------------------
Effect of exchange rate changes on cash             --             --
------------------------------------------------------------------------
      NET INCREASE (DECREASE) IN CASH
         AND CASH EQUIVALENTS                    $  38          $  (3)
------------------------------------------------------------------------

See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS   (Subject to Year-end Audit)
-----------------------------------------------------------------------------
                                         MARCH 31,    December 31,  March 31,
                                            1997          1996        1996
                                         ------------------------------------
ASSETS                                           (Millions of dollars)
                                         ------------------------------------
Current assets:
   Cash and cash equivalents               $   49        $   11      $   40
   Receivables, net                           920           841         845
   Inventories (note d)                       472           483         503
   Prepaid expenses and other assets          125           121          99
-----------------------------------------------------------------------------
      Total current assets                  1,566         1,456       1,487
-----------------------------------------------------------------------------
Land, buildings and equipment               4,364         4,327       4,221
Less accumulated depreciation               2,317         2,261       2,166
-----------------------------------------------------------------------------
      Net land, buildings and equipment     2,047         2,066       2,055
-----------------------------------------------------------------------------
Other assets                                  406           411         446
-----------------------------------------------------------------------------
                                           $4,019        $3,933      $3,988
-----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                           $  196        $  145      $  212
   Accounts payable and accrued
      liabilities                             606           669         567
   Accrued income taxes                       107            72         100
-----------------------------------------------------------------------------
      Total current liabilities               909           886         879
-----------------------------------------------------------------------------
Long-term debt                                559           562         603
Employee benefits                             409           405         395
Other liabilities                             371           352         318

Stockholders' equity:
   $2.75 Cumulative convertible preferred
      stock (note e)                          129           131         133
   Common stock: shares
      issued -- 78,652,380                    197           197         197
   Additional paid-in capital                 138           143         146
   Retained earnings                        2,111         2,036       1,860
-----------------------------------------------------------------------------
                                            2,575         2,507       2,336
   Less: Treasury stock (note f)              646           629         397
   Less: ESOP shares                          144           145         150
   Other equity adjustments                   (14)           (5)          4
-----------------------------------------------------------------------------
      Total stockholders' equity            1,771         1,728       1,793
-----------------------------------------------------------------------------
                                           $4,019        $3,933      $3,988
-----------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. These financial statements should be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1996.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. The company is also involved in potential corrective actions at some of its manufacturing facilities. At March 31, 1997, the reserves for remediation were $160 million compared to $139 million at December 31, 1996. The probable insurance recovery asset was $50 million and $48 million at March 31, 1997 and December 31, 1996, respectively. During the quarter, the company recorded expense before tax of $2 million for environmental remediation compared to $6 million for the first quarter of 1996. There were charges of $27 million resulting largely from an unfavorable arbitration decision related to the Woodland sites. These charges were offset by a $25 million increase in insurance recoveries receivable resulting from agreements reached during the quarter with certain insurance carriers. Also during the quarter, the company collected $23 million of previously recorded remediation-related settlements with insurance carriers. Other carriers have denied coverage in most cases and the company had initiated legal action in New Jersey and Pennsylvania. The jury in the Pennyslvania action found in favor of the insurance carriers on certain issues but the company has filed post-trial motions seeking relief.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $50 million. The company has also identified other sites where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. The company is also a subject of an investigation by U.S. Customs into the labeling of some products imported into the U.S. from some of the company's non-U.S. locations. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:
    (Millions of dollars)

                        MAR. 31,   Dec. 31,   Mar. 31,
                         1997       1996       1996
                       ---------   --------  ---------
Finished products and
  work in process        $372       $375       $378

Raw materials and
  supplies                100        108        125
                         ----       ----       ----

Total inventories        $472       $483       $503
                         ----       ----       ----

(E) The number of preferred shares issued and outstanding were:

    March 31, 1997                 2,579,842
    December 31, 1996              2,631,822
    March 31, 1996                 2,653,591

(F) The number of common treasury shares were:

    March 31, 1997                15,719,055
    December 31, 1996             15,507,629
    March 31, 1996                12,088,999


Dithane is a trademark of Rohm and Haas Company.

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

                          APPENDIX TO EXHIBIT 20


             (Pursuant to Part 232.304(a) of Regulation S-T)


  Graphic                      Description/Cross Reference
-----------     ----------------------------------------------------------
Cover           A flask with a globe inside and words "First Quarter 1997"

Pie Charts      Description included in introduction to Exhibit 20
                (not incorporated by reference)